                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  2nd Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                           ONE VOICE TECHNOLOGIES,INC.
                 ----------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



         NEVADA                                           95-4714338
-------------------------------                      -------------------
(STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)



6333 Greenwich Drive, Ste 240, San Diego CA                  92122
-------------------------------------------                ----------
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)



     (858) 552-4466                                      (858) 552-4474
---------------------------                        ---------------------------
(ISSUER'S TELEPHONE NUMBER)                        (ISSUER'S FACSIMILE NUMBER)



           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

       TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                    EACH CLASS IS TO BE REGISTERED


 ---------------------------------           -----------------------------------

 ---------------------------------           -----------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)





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


                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

General

One Voice Technologies, Inc.. is filing this Form 10-SB on a voluntary basis in order to make One Voice Technologies, Inc.'s financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company's stock is currently listed for trading on the OTC Electronic Bulletin Board under the stock symbol "ONEV".


Business Development

The Company was incorporated in Delaware on February 4, 1987 as Belridge Broadcasting of Portland, Inc. On August 23, 1995, the Company formed a new corporation, Belridge Holdings Corporation for the purpose of a merger in order to facilitate a change of domicile of Belridge Broadcasting of Portland, Inc. to Nevada. After the merger on August 28, 1995, the surviving company, Belridge Holdings Corporation, a Nevada Corporation, was dormant until March 9, 1998 when it filed a Disclosure Statement pursuant to Rule 15c2-11 with the National Association of Securities Dealers in order to allow trading of its securities on the OTC Electronic Bulletin Board. On July 30,1998 a special meeting of the shareholders approved the acquisition of the assets, liabilities and operating business of Dead On, LLC. in order to facilitate the Company's business plan to manufacture sporting goods equipment and apparel. On September 15, 1998 a special meeting of the shareholders approved the name change of Belridge Holdings Corporation to Dead On, Inc. On December 31, 1998 a special meeting of the Board approved the discontinuance of the operating business related to the manufacture of sporting goods equipment and apparel after concluding that the Company could not profitably operate that type of business. On May 14, 1999, the Board signed an agreement to consummate the divestiture of the assets and liabilities of the discontinued sporting goods equipment and apparel manufacturing business. On June 16, 1999, a special meeting of the shareholders approved the divestiture of the assets and liabilities of the discontinued sporting goods equipment and apparel manufacturing business. On June 22, 1999, a special meeting of the Board approved the merger of Dead On, Inc. with Conversational Systems, Inc. in order to facilitate the Company's new business plan to develop and market a software system that allows computer users to use spoken words instead of keyboards to access and utilize the Internet. On July 9, 1999, a special meeting of the shareholders approved the merger of Dead On, Inc. and Conversational Systems, Inc. and approved the name change of Dead On, Inc. to ConversIt.com, Inc. On September 9, 1999, a special meeting of the shareholders approved the name change of ConversIt.com, Inc. to One Voice Technologies, Inc.

During September 1998 and May through July 14,1999 the Company raised capital through the sale of common stock to investors in order to fund its business plan obligations.

There have been no bankruptcy, receivership or similar proceedings.




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There have been no other material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


Business of the Issuer

The Company's product is a software system that allows a computer user to interact with a computer through speech rather than a keyboard or mouse. The essence of this system is to allow the computer user to speak directly to the computer in order to access the Internet. Utilizing colloquial or conversational English, the computer user does not have to learn menu commands, does not need to be familiar with operating systems, and is not dependent on typing speed.

The primary features of this system are:

        a) utilizing commercially available speech recognition that relies on how words sound in order to match those sounds to words in a dictionary

        b) analyzing words to determine their meaning

        c) allowing the computer to listen and then talk back to the user

        d) processing speech at very high speed.

As the user speaks with the computer, it continues to "learn" the meaning of what the user says. It asks questions of the user when it is unsure what the user wants. It uses a conversational manner to quickly process information while it keeps the user informed as it is performing requested tasks. As an example, if the system is searching the Internet for the best price available for a particular type of automobile purchase, it will describe its search process and any problems it encounters, such as the unavailability of a needed web page due to heavy Internet demand. It will then ask the user if it should try again. It will offer suggestions, such as using a different time or searching in a different geographical location.

On September 9, 1998, the Company's President, Dean Weber applied for a United States Patent for his original design of the Company's software product. On October 5, 1998, Mr. Weber applied for an additional patent that enhanced his original patent by adding more detailed features, including network user interface capabilities. On November 11, 1998, Mr. Weber applied to the United States Department of Commerce Patent and Trademark Office to assign both of his original patent filings to Conversational Systems, Inc., a closely held corporation in which he was majority shareholder.

On July 9, 1999, at a special meeting of the shareholders of Dead On, Inc., the shareholders of Dead On, Inc. and Mr. Weber, representing Conversational Systems, Inc., agreed to merge Conversational Systems Inc., including its pending United States Patents, with Dead On, Inc. and change the name of the Company to ConversIt.com, Inc. On September 9, 1999, a special meeting of the shareholders approved the name change of ConversIt.com, Inc. to One Voice Technologies, Inc. As of the date of this filing, both patents are still pending.




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

Since the merger of July 9, 1999, the Company has taken the following steps in its product development: raised capital of $3,000,000 through the sale of securities; leased commercial office space in San Diego, California; hired one office manager, one sales manager, one salesperson, one marketing manager; one programmer, continued development of its software product. The Company's software product is currently in a development stage. Management estimates it is approximately forty five percent complete in the programming required to beta test its product. The Company currently has no revenues. Its product is in a demonstration stage and is capable of executing fundamental Internet searches as it obeys approximately six hundred commands. The Company currently uses this development stage product in sales demonstrations that emphasize the product will not be ready for public use until after its projected twelve month development and testing phase.

During the next twelve months the Company intends to complete the following steps with accompanying budget estimates: during months one through six complete software programming - $500,000; secure license for commercially available voice recognition software and develop marketing strategy - $500,000; setup web site - $15,000; during months seven through ten beta test software - $50,000; during months seven through twelve make software programming corrections - $100,000; during months three through twelve market the Company's product to computer manufacturers and Internet Service Providers - $100,000; and produce the Company's product for delivery beginning in the first quarter after month twelve.

The Company has no agreements with any entities for the production, marketing, or distribution of its development stage product. Management intends to market its product through a business-to-business model of distribution of its product through computer manufacturers such as Gateway, Dell, IBM, Sony, Toshiba, NEC, etc. The Company intends to license its software directly to the Company's anticipated major computer manufacturer distributors in order that they may include the software with the sale of their hardware products to the general public. In addition, software will be licensed to anticipated Internet Service Providers such as AOL, Time Warner, EarthLink, Mindspring, etc. for the direct Internet use of their subscribers. The Company will earn a license fee every time the manufacturer or Internet Service Provider delivers the Company's software to its customers. The Company will also seek service agreements to provide in-depth voice interactive features to major companies that provide Internet content through their own web sites. This will allow Internet customers to use conversational speech to speak directly with a web site in order to complete a variety of tasks such as ask questions and hear immediate answers about items offered at an auction site, or ask for help about how to assemble a product. Enhanced service agreements will be available for a monthly fee to larger Internet web sites that will allow the licensed site programmers and webmasters to change their site's conversational speech software to fit their changing needs.

The Company anticipates charging the following fees: 1) computer manufacturers and distributors - $100,000 to $500,000 one time fee depending on projected volume plus $10.00 license fee for each software system bundled with hardware;
2) Internet Service Providers - $100,000 to $500,000 one time fee depending on projected volume plus $10.00 license fee for software downloaded from their web sites; 3) major companies with enhanced service agreements - $100,000 to $500,000 one time fee depending upon projected volume plus $5,000 to $10,000 monthly license fee. In addition to these fees, the Company will offer annual advertising rates of $100,000 to $500,000 to Internet sellers in order to include direct verbal links to their sites as "preferred" web sites, e.g. if a software user asks for an automobile dealer in his area the computer would verbally respond first with the name of a "preferred" dealer's


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location and web site. Per the Company's business plan, Management will seek out partnership and distribution agreements with manufacturers and Internet Service Providers in months three through twelve. As of the date of this filing, Management has no market or distribution agreements with the above manufacturers or Internet Service Providers. The Company's ability to achieve its stated pricing structure is dependent upon its estimate of market acceptance of its product. The Company may not be able to achieve its target pricing structure.


The Company has no new product or service planned or announced to the public. The size and financial strengths of the Company's competitors, such as Conversational Computing Corporation and Grover Industries, are substantially greater than those of the Company. However, management believes that the Company can effectively compete with those other companies because of the unique nature of its product. The Company's product uniqueness is primarily its ability to direct computers to follow commands through the use of free format requests using conversational speech. This unique feature, Management believes, will allow the Company's product to compete effectively in the market. None of the Company's competitors currently offer voice interaction with computers using conversational speech. None of the Company's competitors have announced any plans to offer software for voice interaction with computers using conversational speech. Management is not aware of any significant barriers to the Company's entry into the computer speech recognition market, however, the Company at this time has no market share of the computer speech recognition product category.

IBM Viavoice Runtime and Dragon Naturally Speaking Runtime are the two primary suppliers of commercially available speech recognition software licensed for use by advanced software application companies such as One Voice Technologies, Inc. The Company integrates its advanced proprietary software systems with these basic commercially available speech recognition software "platforms". On September 21, 1999, the Company signed a twenty four month Original Equipment Manufacturer Software Agreement with IBM in order for the Company to be a licensee for the IBM Viavoice Runtime system. The license cost is $450,000 per year. Blank recordable CD-ROM discs are readily available through computer wholesalers or retail stores throughout the Unites States. The Company intends to transfer its software to CD-ROM discs at its own facilities at a cost not to exceed $2.00 per disc. Management anticipates transferring only one to two hundred software copies to master CD-ROM discs for its direct licensing program. The Company will not require formal contracts with any suppliers or manufacturers of physical products.

The Company intends to sell its products through a variety of computer manufacturers and Internet Service Providers and will not depend on any one or a few major customers.

The Company owns exclusive rights to the pending United States Patents per the merger agreement ratified at a special meeting of the shareholders of Dead On, Inc., the shareholders of Dead On, Inc. and Mr. Weber, representing Conversational Systems, Inc., on July 9, 1999, in which all parties agreed to merge Conversational Systems Inc., including its pending United States Patents, with Dead On, Inc. and change the name of Dead On , Inc. to ConversIt. Com, Inc. On September 9, 1999 ConversIt.com, Inc. changed its name to One Voice Technologies, Inc. As of the date of this filing, both patents are still pending. The two pending United States Patents define the primary features and unique procedures that comprise the Company's


                                       5
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product as described in its business plan.

The Company does not need any governmental approval of its principal product. The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company currently has six full time employees.


Investors in the Company should be particularly aware of the inherent risks associated with the Company's plans and product. These risks include but are not limited to:

        a) A lack of independent market testing of the Company's product increases the possibility that the Company's product may not perform to reasonable commercial standards under normal use. This could result in unexpected performance failures, a significant product return rate, and a material reduction in product demand.

        b) A lack of a proven market or market studies for the Company's product means that while Management, software engineers, and software magazine writers may believe the public will enthusiastically accept voice recognition software, the true market for this product may be minor or nonexistent. This could result in little or no product sales.

        c) The limited experience of Management in developing a new product from inception through a fully tested, market usable status for national and world wide consumer use may result in critical business judgement errors as the Company grows in size and sales volume. In a product rollout of the magnitude of the Company's business plan, Management errors not timely corrected could result in excessive costs and expenses, poor quality products, inability to deliver products on time, detrimental business contract terms, and other significant errors which could impede the Company's business plan.

        d) The Company is in the developing or starting stages of its business plan and is therefore more vulnerable to unexpected or uncontrollable business and economic forces. It lacks any loyalty and brand name recognition from potential customers and business partners. Unknown software errors may not be corrected in time to develop a sustainable customer base. Unfavorable product reviews or news reports could squelch early sales efforts. A competitor may quickly release a better version of a similar product before the Company can complete its development efforts. Economic conditions such as a national or world recession, international trade restrictions on computer product sales, or a slowdown in Internet usage growth could reduce Company revenues below financially healthy levels.

        e) There has been no independent review or certification of originality of the Company's software, which could lead to patent or copyright infringement litigation. This could result in a detrimental allocation of the Company's Management time and financial resources which could lessen the Company's ability to remain a viable business.




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


        f) The financial and personnel resources of the Company are considerably less than its competitors. Therefore, the Company will be in a competitive disadvantage as it seeks to develop its product, hire senior programmers, and conduct marketing efforts. This could lead to a material reduction in cash flows and increase the risk that the Company would be unable to achieve its business plan goals.

Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Currently, Management is concentrating on advancing its business plan. Management has no liquidation plans should the Company require additional cash and be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: the sale of the rights to the patents, acquisition of another product or technology, or a merger or acquisition (as a parent or target) of another business entity that has revenue and/or long-term growth potential. There are no pending arrangements, understandings or agreements with outside entities for acquisitions or mergers. While the aforementioned risks are presented as worst case scenarios, Management, employees and shareholders should be aware that there are no guarantees the Company will achieve any of its business plan goals or be successful. The risks of a development stage company include a lack of job security for employees and the possible loss of all investment funds by investors. Investors should evaluate all of these risks before considering an investment in this Company.

The Company's bylaws do not require the Company to deliver an annual report to its shareholders and the Company has no present plans to provide an annual report to its shareholders. As stated at the beginning of this filing on page 2, the Company is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Company will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Act of 1933 and the Securities Exchange Act of 1934. Based upon its original Form 10-SB filing acceptance date of October 7,1999, the Company anticipates it will become subject to disclosure filing requirements effective on December 6, 1999, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Company will be required to file Form 8 and other proxy and information statements from time to time as required.

The public may read and copy any materials the Company files with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with SEC.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its proposed software is


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

certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that have been or will be purchased per the Company's business plan are already Year 2000 compatible. While the Company has made what it believes to be adequate inquiries of its software suppliers as to Year 2000 compliance, there can be no guarantee that the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have minor or material adverse effects on the Company's results of operations. In a most likely worst case scenario of moderate software problems, the Company may experience minor adverse cash flow effects based upon a moderate length of time needed to correct software problems. Due to Management's knowledge and experience with software, the Company's contingency plan in a most likely worst case scenario would be to modify and correct its own software and rely upon other software suppliers such as Microsoft and IBM to provide software corrections via Internet and telephone support systems.

The Company has purchased new off-the-shelf Year 2000 compatible software in order to run its operations, has tested all of its software for Year 2000 compatibility and anticipates no material impact on its operating systems. The total cost of this new software was $1,000.


                                     ITEM 2
                                PLAN OF OPERATION

The Company maintains a cash balance sufficient to sustain corporate operations until December 31, 2001. The losses through August 1999 were due to software development costs and operational expenses. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the next twelve months, Management's business plan is for the Company to take the following steps to market its product: during months one through six complete software programming - $500,000, secure license for commercially available voice recognition software and develop marketing strategy - $500,000, setup web site - $15,000; during months seven through ten beta test software - $50,000; during months seven through twelve make software programming corrections - $100,000; during months three through twelve market the Company's product to computer manufacturers and Internet Service Providers - $100,000; and produce the Company's product for delivery beginning in the first quarter after month twelve.

Cash flow from sales is estimated to begin after the end of the next twelve months. The Company may face considerable risk in completing each of its business plan steps, such as cost overruns in each step, a lack of interest in the Company's product in the market on the part of its anticipated computer manufacturer partners and Internet Service Provider partners, and/or consumers, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If further funding is required, and no funding is received during the next twelve months, the Company would be forced to rely on its existing cash in the bank or short term bridge loans. While Management believes its current cash balance to be sufficient for the completion of its product and marketing prior to receiving cash flow from sales per its business plan, the Company may be unable to complete its product development until such time as necessary funds could be raised in the equity market. In such a restricted cash flow scenario, the Company would delay all cash intensive activities.


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

While the Company plans to spend an additional $500,000 to finish programming of its existing software product, the Company has no plans at this time to incur new product research and development costs. There are no current plans to purchase or sell any significant amount of fixed assets. The Company's business plan provides for an increase of four employees during the next twelve months.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 6333 Greenwich Drive, Suite 240, San Diego, California 92122. The Company has a lease for 3,350 square feet of office space for a period of three years and eight and one half months commencing on July 15, 1999 at a cost of $27,720 in year one, $70,806 in year two, $75,291 in year three, $77,301 in year four, and $19,598 for the period ending March 31, 2003. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.


                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - August 31,1999:

Title Of        Name &                                Amount &              Percent
Class           Address                               Nature of owner       Owned
--------        ---------------------------           ---------------       --------
Common          Dean Weber                            5,558,000             48.9 (a)
                6333 Greenwich Dr, Ste 240
                San Diego, Ca 92122

Common          iVantage, Inc.                                                   (a)
                6333 Greenwich Dr, Ste 240
                San Diego, Ca 92122

Common          George Kaelin                           303,100              2.7
                6333 Greenwich Dr, Ste 240
                San Diego, Ca 92122


Total                                                 5,861,100


(a) iVantage, Inc. is wholly owned by Dean Weber, Chairman of the Board, CEO, and Secretary of One Voice Technologies, Inc. Mr. Weber is the beneficial owner of the 1,600,200 shares in the name of iVantage, Inc. and those shares are included in the amount presented in this table for Mr. Weber.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 12/31/99, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                        Age     Position                Date First Elected
--------------------------            ---     --------------          ------------------
Dean Weber                            37      CEO, Secretary,               7/9/99
6333 Greenwich Dr, Ste 240                    Chairman, of
San Diego, Ca 92122                           the Board

Rahoul Sharan                         37      CFO, Director                 7/9/99
6333 Greenwich Dr, Ste 240
San Diego, Ca 92122

George Kaelin                         33      Director                      7/9/99
6333 Greenwich Dr, Ste 240
San Diego, Ca 92122


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve for one year until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve for one year until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.


No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


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

Resumes

Dean Weber, President & Director

1998 - present         Founder and President of Conversational Systems, Inc. in
                       San Diego, California. Specializing in the development of computer interactive software for the consumer market.

1991 - 1998            Founder and President of EditPro Corporation in San
                       Diego, California. Specializing in the development, marketing and consulting of software applications for the computer engineering market.

1989 - 1991            Software Design Consultant to various companies including
                       Xerox and Rockwell to design and develop computer based software systems.

1987 - 1989            Senior Project Engineer with Northrop Corporation in Pico
                       Rivera, California. Led engineering team which created in-house publishing systems for the B2 Stealth Bomber project.


1984 - 1987            Senior Software Engineer with United Technologies in
                       Hartford, Connecticut. Designed and developed real-time software systems for NASA and U.S. Navy projects.

1984 B.S. in computer science, Central Connecticut State University, New Britain, Connecticut.


Rahoul Sharan, CFO & Director

1988 - present         Partner in S & P Group in Vancouver, Canada, a company
                       which specializes in investment financing for venture capital projects and real estate development and construction.

1987 - present         Director and President of KJN Management, Ltd. in
                       Vancouver, Canada, a company which specializes in management of venture capital projects for a variety of businesses.

1984 - 1987            Chartered Accountant with Coopers & Lybrand, C.A. in
                       Vancouver, Canada, duties included auditing, tax preparation, preparation and review of financial statements.

1984 Bachelor of Commerce degree with finance major, University of British Columbia, Canada

George H. Kaelin, III, Director

1994 - present         Associate Attorney and Partner at the law firm of Endeman
                       Lincoln Turek & Heater, San Diego, California.

1993 - 1994            Associate Attorney at the law firm of Griffith &
                       Thornburgh, Santa Barbara, California.

1991 - 1993            Associate Attorney at the law firm of Jennings Engstrand
                       & Henrikson, San Diego, California.

1990 - 1991            Assistant to Alaska Legislature in drafting the Alaskan
                       Non Profit Corporations Code.

1990 Clerk to the Honorable Milton L. Schwartz, U.S. District Court, Eastern District.

1991                   J. D. degree, University of California at Davis

1988                   B.B.A. Summa Cum Laude, University of San Diego,
                       California


                                     ITEM 6
                             EXECUTIVE COMPENSATION

The Company's CEO is paid a salary of $180,000 per year. The Company's CFO is paid a service fee of $120,000 per year.


                               SUMMARY COMPENSATION TABLE

Name &         Year     Salary    Bonus     Other          Restricted      Options     LTIP        All other
principle                ($)      ($)       annual         stock           SARs        Payouts     compen-
position                                    compen-        awards ($)                   ($)        sation ($)
                                            sation ($)
-----------  --------  --------  -------  --------------  -------------  -----------  ----------  -----------
D. Weber        1999   180,000   -0-         -0-              -0-            -0-        -0-           -0-
CEO

R Sharan        1999   120,000   -0-         -0-              -0-            -0-        -0-            -0-
CFO

The Company has one employment agreement with its CEO, Dean Weber. The terms consist of payment of a salary to Mr. Weber of $180,000 per year commencing on July 14, 1999 and ending on July 14, 2002.

The Company has one personal service agreement with its CFO, Rahoul Sharan. The terms consist of payment of a fee to Mr. Sharan of $120,000 per year commencing on July 14, 1999 and ending on July 14, 2002.

The Officers and the Board of Directors have the responsibility to determine the amount of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $100,000 at each month end.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the years 1997 and 1998 and the interim period ended August 31, 1999 a director of the Company provided the Company with the use of a telephone number and a business mailing address. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the director for other business and personal purposes.

The Company's chief executive officer, Mr. Weber, has advanced $4,500 to the Company for the purchase of a computer. The Company's chief financial officer, Mr. Sharan, has advanced $10,000 to the Company for travel expenses. Both of these cash advances are recorded on the Company's financial statements as current liabilities with no written or verbal agreement regarding loan terms of repayment or stated interest rate.

In May 1999, a group of officers, directors and shareholders of the Company ("the group") formed a new company, Dead On Acquisition Company, a California Corporation. Subsequent to the formation of Dead On Acquisition Company, the group transferred 6,075,000 shares of the Company's common stock to Dead On Acquisition Company in exchange for shares of Dead On Acquisition Company stock.

On July 14, 1999, 150,000 restricted shares of the Company's common stock were issued for services rendered in connection with the July 1999 private placement.

On May 14, 1999, the Company sold all of its operating assets and liabilities relating to its discontinued operations apparel, accessory, and sports equipment division to Dead On Acquisition Company for $1.00 per an agreement for acquisition resulting in a gain of $91,785 and a provision for operating losses of $110,788, equaling a net financial statement loss of $19,003.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The Board of Directors, from time to time in its sole discretion, has the authority to fix the powers, rights, qualifications, limitations, and restrictions pertaining to the preferred stock.


The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     PART II

                                     ITEM 1
         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

The Company's common stock shares currently trade on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers
(NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The Company is scheduled to be de-listed from the OTC Bulletin Board on November 30, 1999, and listed on the National Quotation Bureau, Inc., (the "Pink Sheets") pursuant to NASD Rule 6530. Once the Company has completed the comment period on this Form 10SB filing the Company shall seek to be listed again on the OTC Bulletin Board.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

                                      Low             High
1998

First Quarter                         .00             .00
Second Quarter                        .00             .00
Third Quarter                         .00             .00
Fourth Quarter                        .50             .55

1999

First Quarter                         .25             .60
Second Quarter                        .25            5.38
Third Quarter                        6.69            9.50


As of August 31, 1999, the Company had 76 shareholders of record, however, Management believes that an undetermined number of shareholders hold the company's common stock shares registered through the depository trust company, CEDE & Company. The Company has paid no cash dividends. The Company has no outstanding options, however, a stock option plan has been approved whereby the Board of Directors may grant stock options to eligible participants rendering services to the Corporation. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

On May 14, 1999, the Board signed an agreement, which was ratified in a shareholder meeting, with Dead On Acquisition Company, a California Company, to consummate the divestiture of the assets and liabilities of the discontinued sporting goods equipment and apparel manufacturing business. Dead On Acquisition Company, assumed all the assets and liabilities of Dead On, Inc. Dead On Acquisition Company is currently insolvent. While management feels the liabilities listed below are the responsibility of Dead On Acquisition Company, these liabilities were incurred by the Company and are solely related to its discontinued sporting goods equipment and apparel manufacturing business. It is management's intention to investigate the claims listed below and to the extent the Company is responsible for said claims, management will resolve the claims expeditiously.

        a. Color Service, Inc. v. Dead On, Case No. 98C01496, Municipal Court, Inglewood Judicial District, filed July 13,1998. Conditional statement was reached with plaintiff in the debt collection action seeking $4,950.12 plus interest at 10% per annum on the outstanding balance due and owing from and after March 15, 1999. This debt has been paid. A full Satisfaction of judgment was filed by the Plaintiff with the court on September 30, 1999. Management is informed and believes the settlement was paid in full and the claim has been satisfied.

        b. Rawlings Canada Inc. v. Dead On, Case No. 99C00504, filed March 12, 1999, Rawlings Canada seeks approximately $14,984.28 plus attorney's fees, costs and interest. This matter is set for trial to commence on November 19, 1999. The trial was be taken off the court's calendar. Dead On has stipulated to the entry of judgement against it in the amount of $20,249.25 plus 10% interest after October 14, 1999.

        c. Branded Emblem Co., Inc. v. Dead On, Case No. 99C01252, Inglewood Judicial District, filed June 10, 1999. This is a debt collection action seeking approximately $2,423.88 plus attorney's fees, costs and interest. Judgment was entered on August 24, 1999, in the amount of $3,136.52.

        d. Weaver v. Dead On, Case No. 98T03854, Municipal Court, West Los Angeles Branch, filed November 23, 1998. This is debt collection action seeking approximately $4,842.00 plus attorneys' fees, costs and interest. The Company anticipates signing a stipulation of judgment in the amount of $6,662.00.

        e. Corporate Event Planners v. Dead On, Small Claims Case No. 99S01811, Inglewood Judicial District, filed on or about August 4, 1999. This is a small claims debt collection action seeking approximately $4,101.25 plus costs. An entry of judgement was entered against the company

        f. Amy Zimmerman v. Dead On, Small Claims Case No. 99S00772, Inglewood Judicial District, filed on or about March 26, 1999. This is a small claims debt collection action seeking approximately $2,762.00 plus costs. Judgment was entered against Dead On on June 3, 1999, for $2,810.

        g. NCRL v. Dead On, et al., Case NO. 99C00966, Municipal Court, Inglewood Judicial District, filed on May 7, 1999. This was a debt collection action for approximately $8,064.88 plus attorneys' fees, costs and interest. Mr. Jeff Cobb (a former officer and director of the Company) personally guaranteed this debt, was named as a defendant, and settled the matter with Plaintiff.

However, Mr. Cobb may assert a resulting right to indemnity from the Company. The case has been dismissed with prejudice.

        h. American Express v. Scott Smith, Case No. SB99C01271, Municipal Court, Inglewood Judicial District, filed on May 5, 1999. This is a debt collection action filed against Scott Smith (a former officer) personally. The suit is for approximately $12,219.04 plus attorneys' fees, costs and interest. Mr. Smith reports that judgement has been entered against him. If this debt was incurred by Mr. Smith for the benefit of the Company, then Mr. Smith may assert a claim for indemnity against the Company in connection with this debt.

        i. Airport Industrial Investors v. Scott Smith and Dead On, Case Nos. 99L00390, 99L01976, and 99L02503, Municipal Court, Inglewood Judicial District, filed on January 27, 1999, June 1, 1999, and July 9, 1999, respectively. These are three separate unlawful detainer actions filed against Smith and the Company since December 31, 1998. Judgement was entered in Case No. 99L02503 against the Company for approximately $22,000.




                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On July 9, 1999, the Company's shareholders authorized the issuance of 7,000,000 shares of unregistered, restricted common stock to the nineteen shareholders of Conversational Systems, Inc., in exchange for all of the issued and outstanding shares of Conversational Systems, Inc. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act") as the basis of exemption from registration. Each shareholder of Conversational Systems, Inc., had adequate and reasonable opportunity and access to corporate information regarding the Company.

In September 1998, the Company offered and sold 220,000 shares of common stock at $.25 per share to a non-affiliated investor. The Company relied on an exemption from registration pursuant to Regulation S as the basis of exemption from registration. Regulation S was available to this investor as all sales where made outside of the United States to an investor who was not a U.S. resident, citizen or corporation, nor where any officers or directors of the investing corporation, U.S. residents or citizens. Blue Sky filings were not required for the Regulation S stock sale as all sales were to a foreign investor.

From the period of approximately May 1, 1999 until July 14, 1999, the Company offered and sold 1,500,000 shares of Rule 144 restricted stock at $2.00 per share to thirty-two non-affiliated private investors. Each investor completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts and that the investors were accredited as defined. This offering was not accompanied by general advertisement or general solicitation. The Company relied on Section 4 (2) of the Securities Act of 1993, as amended (the "Act") as the basis of exemption from registration. Blue Sky filings were not required for the private placement as all sales were to foreign investors.



                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Stonefield Josephson, Inc., Certified Public Accountants, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                          ONE VOICE TECHNOLOGIES, INC.
                     (FORMERLY KNOWN AS CONVERSIT.COM, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS

                       EIGHT MONTHS ENDED AUGUST 31, 1999




                                    CONTENTS

                                                                     Page

INDEPENDENT AUDITORS' REPORT                                          F-1

FINANCIAL STATEMENTS:
  Balance Sheet                                                       F-2
  Statements of Operations                                            F-3
  Statement of Stockholders' Equity (Deficit)                         F-4
  Statements of Cash Flows                                            F-5
  Notes to Financial Statements                                     F-6-14

                           Stonefield Josephson, Inc.
                       1620 26th Street, Suite 400 South
                          Santa Monica, CA 90404-4041
                                  310-453-9400


Board of Directors
One Voice Technologies, Inc.
San Diego, California


We have audited the accompanying balance sheet of One Voice Technologies, Inc., a Nevada Corporation (a development stage enterprise) as of August 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Voice Technologies, Inc. as of August 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.


/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
November 29, 1999




                                      -F-1-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         BALANCE SHEET - AUGUST 31, 1999



                                     ASSETS

CURRENT ASSETS:
  Cash                                                     $   2,367,727
  Cash - restricted                                              100,000
                                                            ------------

          Total current assets                                             $  2,467,727

PROPERTY AND EQUIPMENT, net of
  accumulated depreciation and amortization                                     116,240

OTHER ASSETS:
  Deposits                                                        39,956
  Patent, net of accumulated amortization                         33,956
                                                            ------------
          Total other assets                                                     73,912
                                                                           ------------
                                                                           $  2,657,879


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                         $       8,300
  Loan payable                                                   100,000
  Loan payable, officer                                           10,000
  Loan payable, officer-stockholder                                4,500
                                                            ------------

          Total current liabilities                                        $    122,800

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value, 10,000,000 shares
    authorized, no shares issued and outstanding                       -
  Common stock; $.001 par value, 50,000,000 shares
    authorized, 11,370,000 shares issued and outstanding          11,370
  Additional paid-in capital                                   2,950,508
  Deficit accumulated during development stage                  (426,799)
                                                            ------------

          Total stockholders' equity                                          2,535,079
                                                                           ------------
                                                                           $  2,657,879


           See accompanying independent auditors' report and notes to financial statements.

                                      -F-2-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS



                                                     Eight months       From inception on
                                                         ended         January 1, 1999 to
                                                    August 31,1999       August 31, 1999
                                                    --------------     ------------------
NET REVENUES                                        $      25,422          $     25,422

COST OF REVENUES                                            2,790                 2,790
                                                    -------------          ------------

GROSS PROFIT                                               22,632                22,632

GENERAL AND ADMINISTRATIVE
  EXPENSES                                                449,431               449,431
                                                    -------------          ------------

NET LOSS                                            $    (426,799)         $   (426,799)

NET LOSS PER SHARE, basic and diluted               $       (0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING,
    basic and diluted                                  19,698,767





           See accompanying independent auditors' report and notes to financial statements.

                                      -F-3-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                        Additional                           Total
                                             Common stock                paid-in         Accumulated      stockholders'
                                         Shares         Amount           capital          deficit            equity
                                      -----------     -----------       -----------      -----------      --------------
Balance at December 31, 1998          12,720,000       $    12,720                                          $    12,720

Issuance of common stock in
  connection with merger               7,000,000             7,000           106,236                            113,236

Net proceeds from issuance of
  common stock                         1,500,000             1,500         2,844,272                          2,845,772

Net issuance of common stock in
  exchange for services                  150,000               150                                                  150

Redemption of common stock           (10,000,000)          (10,000)                                             (10,000)

Net loss for the eight months
  ended August 31, 1999                                                                      (426,799)         (426,799)
                                     -----------       -----------       -----------      -----------       -----------

Balance at August 31, 1999            11,370,000       $    11,370       $ 2,950,508      $  (426,799)      $ 2,535,079





           See accompanying independent auditors' report and notes to financial statements.

                                      -F-4-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                              Eight months     From inception on
                                                                 ended         January 1, 1999 to
                                                             August 31, 1999    August 31, 1999
                                                             ---------------   ------------------
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                     $  (426,799)        $  (426,799)
                                                               -----------         -----------

 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES -
      depreciation and amortization                                  2,118               2,118

 CHANGES IN OPERATING ASSETS AND LIABILITIES:
  (INCREASE) DECREASE IN ASSETS -
      deposits                                                     (39,956)            (39,956)

INCREASE (DECREASE) IN LIABILITIES -
  accounts payable and accrued expenses                              8,300               8,300
                                                               -----------         -----------

          Net cash used for operating activities                  (456,337)           (456,337)
                                                               -----------         -----------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Purchase of property and equipment                              (118,358)           (118,358)
  Patents                                                          (33,956)            (33,956)
  Increase in escrow account                                      (100,000)           (100,000)
                                                               -----------         -----------

          Net cash used for investing activities                  (252,314)           (252,314)
                                                               -----------         -----------

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                         2,971,878           2,971,878
  Retirement of common stock, net                                  (10,000)            (10,000)
  Proceeds from loan payable, officer-stockholder                    4,500               4,500
  Proceeds from loan payable, officer                               10,000              10,000
  Proceeds from loans payable                                      100,000             100,000
                                                               -----------         -----------

          Net cash provided by financing activities              3,076,378           3,076,378
                                                               -----------         -----------

NET INCREASE IN CASH                                             2,367,727           2,367,727
CASH, beginning of period                                               --                  --
                                                               -----------         -----------

CASH, end of period                                            $ 2,367,727         $ 2,367,727

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                $    17,124         $    17,124
  Income taxes paid                                            $     1,823         $     1,823


           See accompanying independent auditors' report and notes to financial statements.


                                      -F-5-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                       EIGHT MONTHS ENDED AUGUST 31, 1999

(1)     ORGANIZATION:

               Conversational Systems, Inc. was incorporated under the laws of the State of California on April 8, 1991. The Company commenced operations in 1999.

               Effective June 22, 1999, pursuant to a Merger Agreement and Plan of Reorganization between Dead On, Inc. ("acquiree") and Conversational Systems, Inc. a California corporation ("acquiror" or the "Company"), Dead On, Inc. has been reversed merged into Conversational Systems, Inc. The Company accounted for the acquisition of Dead On, Inc. using the purchase method of accounting. The shares of Conversational Systems were exchanged for 7,000,000 newly issued shares of Dead On, Inc. Because the former shareholders of Conversational Systems, Inc. then became the majority shareholders of Dead On, Inc., Conversational Systems was treated as the acquiror under APB Opinion No. 16, "Business Combinations."

               Conversational Systems, Inc. was liquidated with and into Dead On, Inc., which then changed its legal name to One Voice Technologies, Inc.


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        BUSINESS ACTIVITY:

               The Company develops and markets computer software using Intelligent Voice Interactive Technology (IVIT(TM)) to website owners in the United States and other countries.

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        FAIR VALUE:

               The Company's financial instruments consist principally of accounts payable and notes payable to an individual and related parties as defined by Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." The carrying value of the financial instruments approximate their fair value due to the short-term nature of these instruments.

                 See accompanying independent auditors' report.

                                      -F-6-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                       EIGHT MONTHS ENDED AUGUST 31, 1999

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        CASH:

               Equivalents

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               Concentration

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        REVENUE RECOGNITION:

               The Company recognizes revenues when earned in the period in which the service is provided. Service fees are deferred and recognized over the life of the service agreement. Initial distribution fees are recognized when the software is delivered.

        PROPERTY AND EQUIPMENT:

               Property and equipment are valued at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the assets.

               The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not materially impact the Company's financial position, results of operations or liquidity.

        COMPREHENSIVE INCOME:

               Comprehensive loss consists of net loss only.

                 See accompanying independent auditors' report.

                                      -F-7-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       EIGHT MONTHS ENDED AUGUST 31, 1999




(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        PATENTS:

               The Company's patent costs consist of legal fees paid in connection with a patent pending. The Company amortizes patents using the straight-line method over the period of estimated benefit, generally five years. There was no amortization expense charged for the eight months ended August 31, 1999 as the patent is pending.

               The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of the patent. Impairment of the patent is triggered when the estimated future undiscounted cash flows do not exceed the carrying amount of the intangible asset. If the events or circumstances indicate that the remaining balance of the patent may be permanently impaired, such potential impairment will be measured based upon the difference between the carrying amount of the patent and the fair value of such assets, determined using the estimated future discounted cash flows generated.

        NET INCOME (LOSS) PER SHARE:

               The Company has adopted Statement of Financial Accounting Standard No. 128. Earnings per Shares ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations.

               For the eight months ended August 31, 1999, the per share data is based on the weighted average number of common and common equivalent shares outstanding, and are calculated in accordance with Staff Accounting Bulletin of the Securities and Exchange Commission (SAB) No. 98 whereby common stock, options or warrants to purchase common stock or other potentially dilutive instruments issued for nominal consideration must be reflected in basic and diluted per share calculation for all periods in a manner similar to a stock split, even if anti-dilutive. Accordingly, in computing basic earnings per share, nominal issuances of common stock are reflected in a manner similar to a stock split or dividend.


                 See accompanying independent auditors' report.

                                      -F-8-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       EIGHT MONTHS ENDED AUGUST 31, 1999




(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        INCOME TAXES:

               Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        RECENT PRONOUNCEMENTS EFFECTIVE SUBSEQUENT TO 1998

               In April 1998, Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not anticipate that the adoption of this statement will have a material effect on its financial statements.

               In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the effective date for which was deferred by SFAS No. 137 until fiscal years beginning after June 15, 1999. The Company anticipates that due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material effect on its financial statements.


(3)     CASH RESTRICTED:

        In connection with an Escrow Agreement dated July 14, 1999, former officers of Dead On, Inc. have placed $100,000 in an escrow account. The funds are to be used for prior obligations of Dead On, Inc. relating to its apparel, accessory and sports equipment division which was discontinued in December 1998 (Note 8). The funds are restricted through January 2000.


                 See accompanying independent auditors' report.

                                      -F-9-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       EIGHT MONTHS ENDED AUGUST 31, 1999




(4)     PROPERTY AND EQUIPMENT:

        A summary is as follows:
               Equipment                                           $    87,378
               Furniture and fixtures                                   30,980
                                                                   -----------

                                                                       118,358
               Less accumulated depreciation and amortization            2,118
                                                                   -----------
                                                                   $   116,240


        Depreciation and amortization expense totaled $2,118 for the eight months ended August 31, 1999.


(5)     LOANS PAYABLE:

        The loans are not collateralized, non-interest bearing and due on demand.


(6)     COMMON STOCK:

        In May 1999, the Company commenced a private placement of 1,500,000 shares of the Company's common stock at a purchase price of $2.00 per share. The Private Placement was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering. The securities issued pursuant to the Private Placement were restricted securities as defined in Rule
        144. The offering generated proceeds, net of offering costs, of approximately $2,845,000. An additional 150,000 shares of the Company's common stock was issued for services rendered in connection with this private placement.

        On June 22, 1999, in connection with a Merger Agreement and Plan of Reorganization with Dead On, Inc., the Company exchanged all of its outstanding shares of common stock for 7,000,000 shares of the common stock of Dead On, Inc. (Note 13).

        Pursuant to a plan approved by One Voice Technologies' Board of Directors in July 1999, the Company repurchased and retired 10,000,000 shares of its common stock, $.001 par value per share.

                 See accompanying independent auditors' report.

                                     -F-10-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       EIGHT MONTHS ENDED AUGUST 31, 1999




(7)     INCOME TAXES:

        For federal income tax return purposes, the Company has available net operating loss carryforwards of approximately $749,000, which includes approximately $323,000 acquired from Dead On, Inc. The net operating loss carryforwards expire through 2018 and are available to offset future income tax liabilities.

        Temporary differences which give rise to deferred tax assets and liabilities at August 31, 1999 are as follows:

            Net operating loss carryforwards                 $     299,600
            Valuation allowance                                   (299,600)
                                                             -------------

                      Net deferred taxes                     $           -


(8)     EMPLOYMENT AGREEMENT:

        In July 1999, the Company entered into an employment agreement with an officer stockholder of the Company to pay an annual base salary of $180,000 through July 2002. Annual increases are determined annually by the Board of Directors.

        Salaries paid totaled $44,505 for the eight month period ending August 31, 1999.


(9)     CONSULTING AGREEMENT:

        In July 1999, the Company entered into a consulting agreement with a personal service corporation owned by an officer of the Company to pay an annual consulting fee of $120,000 through July 2002.

        Consulting fees totaled $36,650 for the eight month period ending August 31, 1999.


(10)    COMMITMENTS:

        Effective July 1999, the Company leases its office facility under a noncancellable operating lease expiring March 31, 2003.




                 See accompanying independent auditors' report.

                                     -F-11-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       EIGHT MONTHS ENDED AUGUST 31, 1999



(10)    COMMITMENTS, CONTINUED:

        At August 31, 1999, minimum rental payments under the operating lease is as follows:

          Year ending December 31,
                   1999                              $    27,720
                   2000                                   70,806
                   2001                                   75,291
                   2002                                   77,301
                   2003                                   19,598
                                                     -----------

                                                     $   270,716

        Building rental expense totaled $6,281 for the eight months ended August 31, 1999.


(11)  INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN:

      On July 14, 1999, the Company enacted an Incentive and Nonqualified Stock Option Plan (the "Plan") for its employees and consultants under which a maximum of 500,000 options may be granted to purchase common stock of the Company. Two types of options may be granted under the Plan: (1) Incentive Stock Options (also know as Qualified Stock Options) which may only be issued to employees of the Company and whereby the exercise price of the option is not less than the fair market value of the common stock on the date it was reserved for issuance under the Plan; and (2) Nonstatutory Stock Options which may be issued to either employees or consultants of the Company and whereby the exercise price of the option is greater than 85% of the fair market value of the common stock on the date it was reserved for issuance under the plan. Grants of options may be made to employees and consultants without regard to any performance measures. All options issued pursuant to the Plan vest at the rate of 20% per year over a five-year period from the date of the grant. All options issued pursuant to the Plan are nontransferable and subject to forfeiture. As of August 31, 1999, the Company had not issued any options pursuant to the Plan.

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                 See accompanying independent auditors' report.

                                     -F-12-

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                       EIGHT MONTHS ENDED AUGUST 31, 1999




(12)    CONTINGENCIES:

        The Company is party to various legal proceedings arising from the discontinued operations of the Company's apparel division. Although the ultimate disposition of these proceedings is not determinable, management, based on advice of legal counsel, does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect on the financial position of the Company.


(13)    BUSINESS COMBINATION:

        Effective June 22, 1999, pursuant to a Merger Agreement and Plan of Reorganization between Dead On, Inc. ("acquiree") and Conversational Systems, Inc. a California corporation ("acquiror"), Dead On, Inc. has been reversed merged into Conversational Systems, Inc. The Company accounted for the acquisition of Dead On, Inc. using the purchase method of accounting. The shares of Conversational Systems were exchanged for 7,000,000 newly issued shares of Dead On, Inc. Because the shareholders of Conversational Systems, Inc. then became the majority shareholders of Dead On, Inc., Conversational Systems was treated as the acquiror under APB Opinion No. 16, "Business Combinations."

        Conversational Systems, Inc. was liquidated with and into Dead On, Inc. Dead On, Inc. then changed its legal name to One Voice Technologies, Inc.

        The following proforma results of activities assume that the acquisition of Conversational Systems, Inc. occurred as of the beginning of 1999. The proforma financial information is presented for informational purposes only and may not necessarily be indicative of the operating results that would have occurred had these acquisitions been consummated as of the beginning of each period presented, nor is it necessarily indicative of future operation results.


                                                           Eight months ended
                                                             August 31, 1999
               Revenues                                        $    25,422
               Operating loss                                  $  (426,799)
               Loss per share, basic and diluted               $      (.04)



                 See accompanying independent auditors' report.

                                     -F-13-

                   ONE VOICE TECHNOLOGIES, INC. AND SUBSIDIARY
                  PROFORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                 AUGUST 31, 1999

                                                                                                                One Voice
                                                 Dead On,           ConversIt.Com,                             Technologies,
                                                   Inc.                 Inc.            Adjustments                Inc.
                                                -----------         ------------        -----------            -------------
ASSETS:
  Cash                                          $        --         $ 2,367,727         $                      $ 2,367,727
  Cash - restricted                                      --             100,000                                    100,000
  Property and equipment, net                            --             116,240                                    116,240
  Deposits                                               --              39,956                                     39,956
  Patents                                                --              33,956                                     33,956
                                                -----------         -----------                                -----------

     Total assets                               $        --         $ 2,657,879                                $ 2,657,879

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Accounts payable                              $        --         $     8,300                                $     8,300
  Loans to officer/stockholder                           --               4,500                                      4,500
  Loan payable, Rahoul Sharan                            --              10,000                                     10,000
  Loan payable, former stockholders                      --             100,000                                    100,000
                                                -----------         -----------                                -----------

     Total liabilities                                   --             122,800                                    122,800
                                                -----------         -----------                                -----------

Common stock                                         12,720             127,755            (129,105)(1)             11,370
Additional paid-in capital                          310,366           2,834,123            (193,981)(1)          2,950,508
Deficit accumulated during
  development stage                                (323,086)           (426,799)            323,086 (1)           (426,799)
                                                -----------         -----------         -----------            -----------

     Total liabilities and stockholders'
       equity                                   $        --         $ 2,657,879         $        --            $ 2,657,879

Revenues                                                 --         $    25,422                                $    25,422
Cost of revenues                                         --               2,790                                      2,790
                                                -----------         -----------                                -----------

Gross profit                                             --              22,632                                     22,632
General and administrative expenses                      --             449,431                                    449,431
                                                -----------         -----------                                -----------

Net loss                                        $        --         $  (426,799)                               $  (426,799)

Loss per share, basic and diluted                                   $      (.04)                               $      (.04)


(1) To reflect the acquisition of Dead On, Inc. and the allocation of the purchase price on the basis of the fair values of the assets acquired and liabilities assumed. The components of the allocation to the assets and liabilities of Dead On is as follows:


Allocation of purchase price:
  Stockholder's equity of Dead On              $     (129,105)
  Additional paid-in capital of Dead On              (193,981)
  Deficit accumulated during development
    stage of Dead On                                  323,086
                                               --------------
                                               $            -

                 See accompanying independent auditors' report.


                                     -F-14-

                                  DEAD ON, INC.
                               (FORMERLY KNOWN AS
                           BELRIDGE HOLDINGS CORP. AND
                    BELRIDGE BROADCASTING OF PORTLAND, INC.)

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997







                                    CONTENTS

                                                                       Page
INDEPENDENT AUDITORS' REPORT                                            F-1

FINANCIAL STATEMENTS:
  Balance Sheets                                                        F-2
  Statements of Operations                                              F-3
  Statement of Stockholders' Equity (Deficit)                           F-4
  Statements of Cash Flows                                              F-5
  Notes to Financial Statements                                       F-6-10

                           Stonefield Josephson, Inc.
                       1620 26th Street, Suite 400 South
                          Santa Monica, CA 90404-4041
                                  310-453-9400


Board of Directors
Dead On, Inc.
San Diego, California


We have audited the accompanying balance sheets of Dead On, Inc., a Nevada Corporation as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dead On, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
September 13, 1999



                                      -F-1-

                                  DEAD ON, INC.

                                 BALANCE SHEETS



                                     ASSETS
                                                             December 31,      December 31,
                                                                 1998             1997
                                                             ------------      ------------
TOTAL ASSETS                                                  $      --         $      --


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES -
  officers advances                                           $      --         $   3,922
                                                              ---------         ---------

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value, 10,000,000 shares
    authorized, no shares issued and outstanding                     --                --
  Common stock; $.001 par value, 50,000,000 shares
    authorized, 12,720,000 and 2,500,000 shares issued
    and outstanding as of December 31, 1998 and 1997,
    respectively                                                 12,720             2,500
  Additional paid-in capital                                    310,366            (1,500)
  Deficit accumulated during development stage                 (323,086)           (4,922)
                                                              ---------         ---------

          Total stockholders' equity (deficit)                       --            (3,922)
                                                              ---------         ---------

                                                              $      --         $      --




           See accompanying independent auditors' report and notes to financial statements.

                                      -F-2-

                                  DEAD ON, INC.

                            STATEMENTS OF OPERATIONS


                                                         Year ended        Year ended
                                                         December 31,      December 31,
                                                            1998                1997
                                                        -----------         -----------
NET REVENUES                                            $        --         $        --

COST OF REVENUES                                                 --                  --
                                                        -----------         -----------

GROSS PROFIT                                                     --                  --

GENERAL AND ADMINISTRATIVE EXPENSES                              --               2,100
                                                        -----------         -----------

LOSS FROM CONTINUING OPERATIONS                                  --              (2,100)

LOSS ON DISCONTINUED OPERATIONS                            (299,161)                 --

GAIN ON DISPOSAL OF SEGMENT, NET OF PROVISION OF
  $110,788 FOR OPERATING LOSSES DURING THE
  PHASE-OUT PERIOD                                          (19,003)                 --
                                                        -----------         -----------

NET LOSS                                                $  (318,164)        $    (2,100)

NET LOSS PER SHARE, basic and diluted from
  continuing operations                                 $        --         $        --

NET LOSS PER SHARE, basic and diluted from
  discontinued operations                               $     (0.05)        $        --

WEIGHTED AVERAGE SHARES OUTSTANDING,
    basic and diluted                                     5,888,000           2,500,000




           See accompanying independent auditors' report and notes to financial statements.

                                      -F-3-

                                  DEAD ON, INC.

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                      Total
                                                                  Additional                       stockholders'
                                         Common stock              paid-in         Accumulated        equity/
                                     Shares          Amount         capital          deficit         (deficit)
                                   ----------      ----------     ------------     ------------    -------------
Balance at January 1, 1997          2,500,000      $    2,500      $   (1,500)      $   (2,822)      $   (1,822)

Net loss for the year ended
  December 31, 1997                                                                     (2,100)          (2,100)
                                   ----------      ----------      ----------       ----------       ----------

Balance at December 31, 1997        2,500,000           2,500          (1,500)          (4,922)          (3,922)

Net proceeds from issuance of
  common stock                     10,000,000          10,000         257,086                           267,086

Net proceeds from issuance of
  common stock                        220,000             220          54,780                            55,000

Net loss for the year ended
  December 31, 1998                                                                   (318,164)        (318,164)
                                   ----------      ----------      ----------       ----------       ----------

Balance at December 31, 1998       12,720,000      $   12,720      $  310,366       $ (323,086)      $       --



           See accompanying independent auditors' report and notes to financial statements.

                                      -F-4-

                                  DEAD ON, INC.

                            STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS



                                                            Year ended      Year ended
                                                            December 31,    December 31,
                                                               1998             1997
                                                            ------------    ------------
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
  Net loss                                                   $(318,164)      $  (2,100)

INCREASE (DECREASE) IN LIABILITIES -
  officer advances                                              (3,922)          2,100
                                                             ---------       ---------

          Net cash used for operating activities              (322,086)             --

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES -
  proceeds from issuance of common stock                       322,086              --
                                                             ---------       ---------

NET INCREASE (DECREASE) IN CASH                                     --              --
CASH, beginning of year                                             --              --
                                                             ---------       ---------

CASH, end of year                                            $      --       $      --

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                              $      --       $      --
  Income taxes paid                                          $      --       $      --



           See accompanying independent auditors' report and notes to financial statements.


                                      -F-5-

                                  DEAD ON, INC.

                          NOTES TO FINANCIAL STATEMENTS

                      YEAR ENDED DECEMBER 31, 1998 AND 1997

(1)     ORGANIZATION:

               Dead On, Inc. (formerly known as Belridge Holdings Corp. and Belridge Broadcasting of Portland, Inc.) was incorporated under the laws of the State of Delaware on February 4, 1987.

               During August 1995, the Company formed Belridge Holdings Corp. under the laws of the State of Nevada. Belridge Broadcasting of Portland merged into Belridge Holdings Corp. thereby changing the domicile from Delaware to Nevada. The Delaware corporation was discontinued.

               During September 1998, Belridge Holdings Corp. entered into a Plan of Exchange with Dead On, LLC, a Delaware limited liability company whereby 10,000,000 shares of its common stock were issued in exchange for all of the membership interest of Dead On, LLC. Dead On, LLC was liquidated and the assets and liabilities of Dead On, LLC were transferred to Belridge Holdings Corp. Subsequent to the exchange, Belridge Holdings Corp. changed its name to Dead On, Inc., a Nevada corporation (Note 4).

               During May 1999, in connection with an Agreement for Acquisition of Assets of Dead On, Inc., the Company sold substantially all of its assets and liabilities relating to its apparel, accessory and sports equipment division (Note 5).

               Effective June 22, 1999, pursuant to a Merger Agreement and Plan of Reorganization between Dead On, Inc. ("acquiree") and Conversational Systems, Inc. a California corporation ("acquiror"), Dead On, Inc. has been reversed merged into Conversational Systems, Inc. The shares of Conversational Systems were exchanged for 7,000,000 newly issued shares of Dead On, Inc.

               Conversational Systems, Inc. was liquidated with and into Dead On, Inc., which then changed its legal name to One Voice Technologies, Inc.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        FAIR VALUE:

               The Company's financial instruments consist principally of officer advances as defined by Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." The carrying value of the financial instruments approximate their fair value due to the short-term nature of these instruments.

                 See accompanying independent auditors' report.

                                      -F-6-

                                  DEAD ON, INC.

                      YEAR ENDED DECEMBER 31, 1998 AND 1997




(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        CASH:

               Equivalents

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               Concentration

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        COMPREHENSIVE INCOME:

               Comprehensive loss consists of net loss only.

        NET INCOME (LOSS) PER SHARE:

               The Company has adopted Statement of Financial Accounting Standard No. 128. Earnings per Shares ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations.

        INCOME TAXES:

               Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.



                 See accompanying independent auditors' report.

                                      -F-7-

                                  DEAD ON, INC.

                      YEAR ENDED DECEMBER 31, 1998 AND 1997




(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        RECENT PRONOUNCEMENTS EFFECTIVE SUBSEQUENT TO 1998

               In April 1998, Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not anticipate that the adoption of this statement will have a material effect on its financial statements.

               In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. The Company anticipates that due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material effect on its financial statements.


(3)     RELATED PARTY TRANSACTION:

        During 1998 and 1997, a director of the Company provided office facilities to the Company. The costs related to the transaction are immaterial to the financial statements.


(4)     COMMON STOCK:

        In February 1987, the Company issued 1,000 shares of its common stock for $1,000. In August 1995, the Company effected a 2,500 for one stock split for shareholders of record on August 23, 1995.

        In September 1998, the Company issued 10,000,000 shares of its common stock in exchange for all of the membership interest of Dead On, LLC (Note 1).

        In September 1998, the Company commenced a private placement of 220,000 shares of its common stock at a purchase price of $0.25 per share collectively referred to as the "Private Placement". The Private Placement was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering. The securities issued pursuant to the Private Placement were restricted securities as defined in Rule 144. The offerings generated proceeds, net of offering costs of approximately $55,000.



                 See accompanying independent auditors' report.

                                      -F-8-

                                  DEAD ON, INC.

                      YEAR ENDED DECEMBER 31, 1998 AND 1997




(5)     DISCONTINUED OPERATIONS:

        On December 31, 1998, the Company was the subject of a formal plan to dispose of substantially all of its assets and liabilities relating to its apparel, accessory and sports equipment division. In May 1999, the Company sold substantially all of its assets and liabilities under an Agreement for Acquisition of Assets of Dead On, Inc. (Note 9) resulting in a gain of $91,785 including a provision for operating losses during the phase-out period of $110,788, which consists primarily of revenues from sales of the Company's apparel, accessory and sports equipment line less advertising, trade show, commissions, payroll and payroll tax costs associated therewith. The loss from operations totaled $299,161 from revenues of $307,755 for the year ended December 31, 1998. The Company's results of operations have been classified as discontinued operations and prior periods have been restated.


(6)     AGREEMENT FOR ACQUISITION:

        Effective May 14, 1999, in connection with an Agreement for Acquisition of Assets of Dead On, Inc. with Dead On Acquisition Company, the Company sold all of its operating assets and liabilities of Dead On, Inc. to Dead On Acquisition Company for $1.00, the Management's estimate of the fair value of assets and liabilities of Dead On (Note 5).


(7)     INCOME TAXES:

        For federal income tax return purposes, the Company has available net operating loss carryforwards of approximately $323,000, which expire through 2018 and are available to offset future income tax liabilities.

        Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1998 are as follows:

            Net operating loss carryforwards               $     129,000
            Valuation allowance                                 (129,000)
                                                           -------------

                      Net deferred taxes                   $           -

        Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1997 have not been presented as their amounts are immaterial.

(8)     COMMITMENTS:

        At December 31, 1998, the Company neither owned or leased any real or person property. Office services are provided without charge by a former director of Dead On, Inc. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.



                 See accompanying independent auditors' report.

                                      -F-9-

                                  DEAD ON, INC.

                      YEAR ENDED DECEMBER 31, 1998 AND 1997




(9)     CONTINGENCIES:

        The Company is party to various legal proceedings arising from the discontinued operations of the Company's apparel division (Note 5). Although the ultimate disposition of these proceedings is not determinable, management, based on advice of legal counsel, does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect on the financial position of the Company.


(10)    SUBSEQUENT EVENT:

        Pursuant to a plan approved by Dead On, Inc.'s Board of Directors, in July 1999, the Company repurchased and retired 10,000,000 shares of its common stock, $.001 par value per share.



                 See accompanying independent auditors' report.

                                     -F-10-

                                              PART III

                                              EXHIBITS

Exhibit 2       Plan of acquisition, reorganization or liquidation          Included in Original Filing
Exhibit 3(i)    Articles of Incorporation                                   Included in Original Filing
Exhibit 3(ii)   Bylaws                                                      Included in Original Filing
Exhibit 4       Instruments defining the rights of holders                  None
Exhibit 9       Voting Trust Agreement                                      None
Exhibit 10      Material contracts                                          IBM contract addition
Exhibit 11      Statement re: computation of per share earnings             See Financial Stmts.
Exhibit 16      Letter on change of certifying accountant                   None
Exhibit 21      Subsidiaries of the registrant                              None
Exhibit 23      Consent of experts and counsel                              Included in Original Filing
Exhibit 24      Power of Attorney                                           None
Exhibit 27      Financial Data Schedule                                     Included
Exhibit 27.2    Financial Data Schedule                                     Included


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               One Voice Technologies, Inc.


Date  December 8, 1999                     By  /s/ Dean Weber
      ------------------                      --------------------------------
                                              Dean Weber, President & Director


Date  December 8, 1999                     By  /s/ Rahoul Sharan
      ------------------                      --------------------------------
                                              Rahoul Sharan, Director



                                       19